Filed by TortoiseEcofin Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: TortoiseEcofin Acquisition Corp. III

Commission File No.: 001-40633

Date: October 13, 2023

On October 10, 2023, One Energy Enterprises, Inc. (“One Energy”), which is a party to a previously disclosed Business Combination Agreement, dated as of August 14, 2023, with TortoiseEcofin Acquisition Corp. III, among other parties, was featured in the following article published in The Courier, incorporating quotes from an interview of Mr. Jereme Kent, One Energy’s founder and Chief Executive Officer, arranged by an investor relations firm engaged by One Energy.

Jereme Kent, CEO of One Energy, observes the control cabinet and transformer at the nation’s first fully-digital substation, which is near Findlay. The substation powers a Megawatt Hub for emerging industries.

Roll over, California — here comes One Energy

By LOU WILIN

louwilin@thecourier.com

Oct 10, 2023 3:00 PM

Move over, California. Findlay-based One Energy Enterprises is pioneering high-volume power for emerging industries, like electric semi charging, but without government mandates and subsidies.The company, which started as a wind turbine builder, is expanding into new frontiers offering power to emerging industries like digital currency mining and indoor farming. It recently unveiled its Findlay Megawatt Hub, a 30-megawatt site which is expandable to 150MW, Chief Executive Officer Jereme Kent said.

Powered by the first fully digital, transmission-voltage substation in the United States, the Megawatt Hub is a breakthrough for emerging industries stifled by lack of access to high volumes of power, he said. The hub and substation are located on One Energy’s campus north of Findlay.

It far surpasses anything else in California or the rest of the nation, Kent said.

“The biggest thing we’re aware of being contemplated in California is around 12 megawatts,” he said. “That’s talking about what they hope to get to. We’ve already built 30 megawatts here.

“Everybody’s talking about the conversation in California about electric charging with all of the mandates and the subsidies. The reality is without mandates and without subsidies we can build cost effective electric semi charging in Ohio and the rest of the Midwest,” Kent said. “There’s a whole lot of trucking that happens here and a whole lot more than there is in California.

“We’re trying to make sure it’s a broader national conversation that doesn’t say this only works in California with a bunch of incentives, because that’s not true,” he said.

The company reports that it will use a “Power Island” to configure electric semi-truck charging infrastructure to concurrently support multiple corporate trucking fleet operators.

Trailblazing comes with an added burden: educating potential investors, customers and the general public about the value of what you are offering.

“It is a blessing and a curse that we are a first mover in this space because the result is, there’s a much higher education on us,” Kent said. “But we hope in the long run that that education pays off as we become a public company and people become excited about what we’re doing.”

A new merger

One Energy is expected to get a $300 million infusion of cash for growth opportunities in a pending merger with an investment group.

One Energy and TortoiseEcofin Acquisition Corp. III have agreed to merge, pending approvals by the Securities and Exchange Commission and shareholders. The approvals could take up to four months. One Energy will bring its business model and industry expertise and TortoiseEcofin will bring its $300 million to form a new public company: One Power Co., to be listed on the New York Stock Exchange under the ticker symbol “ONEP.”

“Throughout our entire going public process our job is to educate the market and current and future stockholders,” Kent said. “So that’s why we’re making sure that we’re putting all of the elements of our business out to the market and doing our best to explain them.”

One Energy operates throughout Ohio, including wind turbines it built and which supply electricity to Whirlpool Corp., Ball Corp. and Valfilm in Findlay. One Energy has become the nation’s largest installer and operator of wind-generated electricity directly supplied to customers from outside the grid.

It has about 65 employees. With the cash injection from TortoiseEcofin, it will be poised to expand into other states. Kent declined to say how many employees would be added as a result of the growth.

“Our plan is to continue to execute on what has been a successful business plan of installing power systems, including wind turbines for large factories throughout the heartland,” he said. “This (investment by TortoiseEcofin) is just meant to accelerate the pace we can grow to do that.”

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) between TortoiseEcofin Acquisition Corp. III (“TRTL”) and One Energy Enterprises Inc. (“One Energy,” the business of which (referred to herein as “One Power”), after consummation, if any (the “Closing”) of the Proposed Transaction, will be the business of the “Combined Company,” which is expected to be renamed “One Power Company”), which is the subject of the Agreement and Plan of Merger between TRTL, One Energy and certain other parties thereto (the “Merger Agreement”), TRTL intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. SHAREHOLDERS OF TRTL ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Proposed Transaction. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Power, the Combined Company and the Proposed Transaction and the future held by the respective management teams of TRTL or One Power, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Power or the Combined Company)and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Power or the Combined Company. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Power’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Power, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Power operates, variations in performance across competitors, changes in laws and regulations affecting One Power’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of One Power to achieve its business and growth plans, (xiv) the ability of One Power to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Power, (xv) the risk that One Power will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Power experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Power will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by TRTL in connection with the Proposed Transaction and other documents filed or to be filed by TRTL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or the Combined Company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Power in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Power, or the Combined Company after the Closing, are derived entirely from One Energy (referred to herein as “One Power”). No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will TRTL or One Energy, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Power has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of or One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.